MGCC INVESTMENT STRATEGIES, INC.
No. 56 Lingxi Street
Taihe District
Jinzhou City, Liaoning
People’s Republic Of China, 121013
(86-0416) 5186632

INFORMATION STATEMENT
PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE
ACT OF 1934 AND RULE 14f-1 THEREUNDER

INTRODUCTION

This Information Statement is being mailed on or about June 26, 2006 to the holders of record at the close of business on June 22, 2006 (the “Record Date”) of common stock, par value $0.0001 per share (“Common Stock”) of MGCC Investment Strategies, Inc., a Nevada corporation (the “Company”), in connection with the change of control and composition of the Board of Directors of the Company (the “Board of Directors”) as contemplated by the Share Exchange Agreement, dated as of June 22, 2006, by and among the Company, Wonder Auto Limited, a British Virgin Islands company (“Wonder Auto”) and the stockholders of Wonder Auto (the “Share Exchange Agreement”). The transactions contemplated by the Share Exchange Agreement were consummated on June 22, 2006.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company’s securityholders.

A copy of the Share Exchange Agreement has been filed with the Securities and Exchange Commission (“SEC”) as an exhibit to a Current Report on Form 8-K that was filed on June 23, 2006.

WE ARE NOT SOLICITING YOUR PROXY. NO VOTE OR OTHER ACTION BY THE COMPANY’S
SECURITYHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

CHANGE OF CONTROL

On June 22, 2006, the Company signed the Share Exchange Agreement with the securityholders of Wonder Auto pursuant to which the Company acquired all of the issued and outstanding shares of the capital stock of Wonder Auto in exchange for 8,627,858 shares of Common Stock of the Company, representing in the aggregate approximately 88% of the issued and outstanding equity interest and voting rights of the Company. As of the Record Date, the Company had approximately 9,784,708 shares of Common Stock outstanding. Holders of shares of Common Stock are entitled to one vote per share on all matters for which the securityholders are entitled to vote. The signing of the Share Exchange Agreement and the transactions contemplated thereby will result in a change of control of the Company.

Upon the signing of the Share Exchange Agreement, the existing sole member of the Board of Directors submitted his resignation and appointed Mr. Qingjie Zhao, the chairman of Wonder Auto to the Board of Directors, such resignation and appointment will become effective on the 10th day following the mailing of this information statement to the stockholders of the Company (the “Effective Date”).

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of the Company’s equity securities immediately before and after the closing of the transactions contemplated by the Share Exchange Agreement by:

•
each securityholder known by the Company to be the beneficial owner of more than 5% of the Company’s outstanding securities prior to or immediately after the closing of the transactions contemplated by the Share Exchange Agreement;

•	each current director and each person that will become a director following the closing of the Share Exchange Agreement;

•	each of the named executive officers of the Company listed in the table under the caption “Executive Compensation”;

•	all current directors and executive officers as a group; and

•	all directors and executive officers as a group following the closing of the Share Exchange Agreement.

Unless otherwise specified, the address of each of the persons set forth below is in care of MGCC Investment Strategies, Inc., No. 56 Lingxi Street, Taihe District, Jinzhou City, Liaoning, 121013, People’s Republic of China.

	Before Closing of the Share Exchange Agreement (2)		After Closing of the Share Exchange Agreement (3)
Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership	Percent of Common Stock	Amount and Nature of Beneficial Ownership	Percent of Common Stock
Timothy Halter (4) 12890 Hill Top Road Argyle, TX 76226	464,093	40.12%	464,093	4.74%
David Brigante (4) 12890 Hill Top Road Argyle, TX 76226	464,093	40.12%	464,093	4.74%
George Diamond (4) 12890 Hill Top Road Argyle, TX 76226	464,093	40.12%	464,093	4.74%
Marat Rosenberg (4) 12890 Hill Top Road Argyle, TX 76226	464,093	40.12%	464,093	4.74%
Zhihao Zhang 2-1402, No. 99 Pucheng Road, Shanghai, PRC	487,749	42.16%	487,749	4.98%
Rachel (Pin) Kang 9998 Cyrandall Dr. Oakton, VA 22124	75,000	6.48%	75,000	*

	Before Closing of the Share Exchange Agreement (2)		After Closing of the Share Exchange Agreement (3)
Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership	Percent of Common Stock	Amount and Nature of Beneficial Ownership	Percent of Common Stock
Qingjie Zhao (5)	0	*	2,743,724	28.04%
Yuncong Ma	0	*	0	*
Seuk Jun Kim	0	*	0	*
Yuguo Zhao	0	*	0	*
Yongdong Liu	0	*	0	*
Meirong Yuan	0	*	0	*
Empower Century Limited (6)	0	*	3,229,685	33.01%
Choice Inspire Limited (7)	0	*	2,743,724	28.04%
Pinnacle China Fund, L.P.	0	*	968,878	9.9%
Directors and officers as a group	464,093	40.12%	3,207,817	32.78%

*	Less then 1%

(1)
Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to the shares of Company common stock.

(2)
A total of 1,156,850 shares of Company common stock are considered to be outstanding pursuant to SEC Rule 13d-3(d)(1).  For each Beneficial Owner above, any options exercisable within 60 days have been included in the denominator.

(3)	Based on 9,784,708 shares of the Company’s Common Stock that are outstanding after the consummation of the Share Exchange Agreement and issuance of 8,627,858 shares in connection therewith.

(4)	Halter Financial Investments, L.P. is a Texas Limited Partnership in which Timothy Halter, David Brigante, George Diamond and Marat Rosenberg (or their affiliated entities) are limited partners.

(5)	Including 2,743,724 shares owned by Choice Inspire Limited of which Mr. Zhao is a 75% shareholder.

(6)	Qingjie Zhao, the Company’s CEO, President and Secretary owns 37.67% of Empower Century Limited.

(7)	Qingjie Zhao, the Company’s CEO, President and Secretary owns 75% of Choice Inspire Limited.

CHANGES TO THE BOARD OF DIRECTORS

Upon the signing of the Share Exchange Agreement, the sole member of the Board of Directors Timothy Halter submitted his resignation and appointed Qingjie Zhao, the current chairman of Wonder Auto, to the Board of Directors of the Company. Such resignation and appointment will become effective on the Effective Date.

To the best of the Company’s knowledge, the incoming director is not currently a director of the Company, does not hold any position with the Company nor has been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of the Company’s knowledge, none of the officers or incoming or existing directors of the Company has been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

DIRECTORS AND EXECUTIVE OFFICERS

Prior to the consummation of the Share Exchange Agreement, the Board of Directors consisted of one sole director Timothy Halter who was elected to serve until his successor is duly elected and qualified or until the next annual meeting of the Company’s stockholders. Timothy Halter has submitted a letter of resignation and Qingjie Zhao has been appointed as the succeeding director of the Company, such resignation and appointment will become effective on the Effective Date. At the closing of the transaction contemplated by the Share Exchange Agreement, the Board of Directors also appointed the new executive officers as listed below.

The name of the current officer and director of the Company and the incoming directors and officers, as well as certain information about them are set forth below:

Name	Age	Position
Timothy Halter	39	Director (1)

Qingjie Zhao	49	Chief Executive Officer, President, Secretary and Director (2)

Yuncong Ma	60	Chief Operating Officer

Seuk Jun Kim	50	Vice President of Research and Development

Yuguo Zhao	50	Vice President of Sales and Marketing

Yongdong Liu	37	Vice President of Production

Meirong Yuan	34	Chief Financial Officer and Treasurer

(1)	Current director until the Effective Date.
(2)	Incoming director, effective upon the Effective Date.

.
TIMOTHY HALTER. Mr. Halter has been the Company’s Chairman of the Broad of Directors, President, Chief Financial Officer and Secretary since December 2005. On June 22, 2006, Mr. Halter resigned from all offices he held with the Company. On the same date, Mr. Halter submitted his resignation as the Company’s sole director, which will become effective upon the 10th day following the mailing of this information statement. Since 1995, Mr. Halter has been the President and the sole stockholder of Halter Financial Group, Inc., a Texas based consulting firm specializing in the area of mergers, acquisitions and corporate finance. He currently serves as a director of DXP Enterprise, Inc., a public corporation (Nasdaq: DXPE), an officer and director of Nevstar Corporation and RTO Holdings, Inc., each a Nevada Corporation, and an officer and director of Robcor Properties, Inc., a Florida corporation.

QINGJIE ZHAO. Mr. Zhao has been the Company’s Chief Executive Officer, President and Secretary since June 22, 2006 and will become the Company’s director upon the resignation of Timothy Halter which is expected to become effective on or about June 22, 2006. Mr. Zhao became the Chairman of the Company’s subsidiary Halla in October 1997. Mr. Zhao is also currently an executive director of China Wonder Limited, a company listed on the Alternative Investment Market of the London Stock Exchange (which is principally engaged in the manufacture and sale of specialty packaging machinery to the Chinese pharmaceutical market), and an executive director of Jinheng Holdings (which is principally engaged in the manufacture and sale of automotive airbag safety systems in China). Wonder Auto, China Wonder and Jinheng Holdings do not compete with each other. Mr. Zhao devotes approximately 85% of his business time to our affairs and approximately 15% of business time to the affairs of other companies. Mr. Zhao’s decision making responsibilities for these three companies are similar in the areas of public relations, management of human resources, risk management and strategic planning. Mr. Zhao works about 75 hours per week altogether. Mr. Zhao graduated from the Liaoning Industry Academy in 1982. He thereafter became a faculty at the Liaoning Industry Academy from 1982 to 1989. After leaving his post at the Liaoning Industry Academy, Mr. Zhao joined Jinzhou Shock Absorber Co. (which is principally engaged in the manufacture and sale of suspension systems for automobiles and was a subsidiary of Jinzhou Wonder) in January 1989 as an engineer and the head of the research department. He became its chief executive officer in 1991 and remained in this position until 1997. Mr. Zhao joined Halla as its Chairman in October 1997.

YUNCONG MA. Mr. Ma became the Company’s Chief Operating Officer on June 22, 2006. He has been the General Manager of Halla since 1997 and is responsible for Halla’s overall operations. He has over 30 years of production experience and over 16 years of management experience in the automotive industry. Mr. Ma graduated from the Harbin Institute of Technology in 1970 specializing in machine crafting. After graduation, Mr. Ma worked for Jinzhou Huaguang Electron Tube Factory from 1970 to 1989. During that time, he worked in various posts in its production, technology and corporate structuring departments and was promoted to the post of production manager in 1984. Mr. Ma joined Jinzhou Shock Absorber Co., Ltd. in 1989 as its chief engineer and vice factory manager. He joined our subsidiary Halla in October 1997 as a director and general manager.

MEIYONG YUAN became the Company’s Chief Financial Officer and Treasurer on June 22, 2006 and he has been the Vice President of Jinzhou Wonder Industrial Co., Ltd. since June 2005. Mr. Yuan also served as a director of Halla since January 2002 and has been studying for his Ph.D. in management at the University of Southern California. From July 2003 to June 2005, Mr. Yuan served as the Vice President of Shenzhen Luante Asphalt Advanced Technology Co. Ltd. and was in charge of accounting and financing. Between October 2000 to October 2001, Mr. Yuan studied at ISMA Center in England.

SEUK JUN KIM. Mr. Kim became the Company’s Vice President of Research and Development on June 22, 2006. Mr. Kim joined Wonder Auto in October 1997 and has served as its Vice President of Research and Development since January 2005. Mr. Kim is responsible for Wonder Auto’s research and development and quality control functions. In 1981, Mr. Kim graduated from Pohang University of Science and Technology in Korea with a bachelor’s degree in automotive electrical engineering. Prior to formally joining Wonder Auto in 1997, Mr. Kim was sent by Mando to work at the Korea Qingzhou Electrical Machinery Factory where he was in charge of the technical support. Mando is Wonder Auto’s former foreign shareholder and used to help overseeing the research and development operations of Wonder Auto. Mr. Kim was retained by Wonder Auto to continue his service after Mando disposed of its interest in Wonder Auto.

YUGUO ZHAO. Mr. Zhao became the Company’s Vice President of Sales and Marketing on June 22, 2006 and he has been the Head of Wonder Auto’s Sales and Marketing Group since June 1996 and became an Assistant General Manager in January 2005. Mr. Zhao is responsible for the Group's sales and after-sales operations. In 1979, Mr. Zhao graduated from the Jinzhou Agriculture Academy (formerly known as Jinzhou Agriculture Automotive School). Between 1980 and 1996, he worked for Jinzhou Electrical as its production department manager, chief of production and chief of operations, among other posts. He joined Wonder Auto in June 1996 as the head of the sales department. Mr. Zhao was promoted to assistant general manager in January 2005.

YONGDONG LIU. Mr. Liu became the Company’s Vice President of Production on June 22, 2006 and he has been the Head of Production of Wonder Auto since May 2001 and an Assistant General Manager of Wonder Auto since January 2005. Mr. Liu oversees production, purchasing, human resources and administration functions of Wonder Auto. Mr. Liu graduated from the Suzhou Institute of Silk Textile Technology with a degree in weaving mechanical design in 1992. Between 1992 and 1996, Mr. Liu worked in Jinzhou Electrical and was responsible for its production technologies. He joined Wonder Auto in June 1996 as a division head in the production department. He later became its department head in May 2001. Mr. Liu was promoted to assistant general manager in January 2005.

LEGAL PROCEEDINGS

The Company’s management knows of no material existing or pending legal proceedings or claims against the Company, nor is the Company involved as a plaintiff in any material proceeding or pending litigation. To the Company’s knowledge, no director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than five percent (5%) of the Company’s securities, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except with respect to the Share Exchange Agreement and the transaction described below, none of the Company’s directors or officers, nor any incoming director, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to the Company’s outstanding shares, nor any of the Company’s promoters, nor any relative or spouse of any of the foregoing persons has any material interest, direct or indirect, in any transaction for the past two years or in any presently proposed transaction to which the Company was or is to be party. None of the Company’s directors or officers, nor any incoming director is indebted to the Company.

On May 15, 2006, Wonder Auto entered into an assignment and assumption agreement with Wonder Auto Group and HFG International, Limited, each a Hong Kong Corporation, pursuant to which Wonder Auto Group assigned to Wonder Auto all its rights and obligations under a Financial Advisory Agreement with HFG International, Limited. Under the Financial Advisory Agreement, as assigned, HFG International, Limited agreed to provide Wonder Auto with financial advisory and consulting services in implementing a restructuring plan and facilitating Wonder Auto’s going public transaction. In consideration for these services, HFG International, Limited was paid a fee of $450,000 upon the closing of the going public transaction. The Company director Timothy Halter is the principal stockholder and an executive officer of HFG International, Limited. At the time when the assignment and assumption agreement was entered, Wonder Auto Group and Wonder Auto were under common control. Wonder Auto Group was later sold to a unrelated third party.

BOARD OF DIRECTORS’ MEETINGS AND COMMITTEES

The Company presently does not have an audit committee, compensation committee or nominating committee or committee performing similar functions, as the management of the Company believes that until this point it has been premature at the early stage of the Company’s management and business development to form an audit, compensation or nominating committee. However, the new management of the Company plans to form an audit, compensation and nominating committee in the near future. The Company envisions that the audit committee will be primarily responsible for reviewing the services performed by the Company’s independent auditors and evaluating its accounting policies and system of internal controls. The Company envisions that the compensation committee will be primarily responsible for reviewing and approving the Company’s salary and benefits policies (including stock options) and other compensation of the Company’s executive officers. Until these committees are established, these decisions will continue to be made by the Board of Directors. Although the Board of Directors has not established any minimum qualifications for director candidates, when considering potential director candidates, the Board of Directors considers the candidate’s character, judgment, skills and experience in the context of the needs of the Company and the Board of Directors.

The Company does not have an audit committee charter or a charter governing the nominating process. The members of the Board of Directors, who perform the functions of a nominating committee, are not independent because they are also officers of the Company. The determination of independence of directors has been made using the definition of “independent director” contained under Rule 4200(a)(15) of the Rules of National Association of Securities Dealers. There has not been any defined policy or procedure requirements for stockholders to submit recommendations or nomination for directors. The Board of Directors does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because, given the early stages of the Company’s development, a specific nominating policy would be premature and of little assistance until the Company’s business operations are at a more advanced level.

During fiscal year 2005, the Board of Directors met one time, and acted by consent on three occasions.  Each director attended the sole meeting of the Board of Directors during fiscal 2005.  The Company did not hold an annual meeting in 2005.

The Board of Directors does not currently provide a process for securityholders to send communications to the Board of Directors because management of the Company believes that until this point it has been premature to develop such processes given the limited liquidity of the common stock of the Company. However, the new management of the Company may establish a process for securityholder communications in the future.

EXECUTIVE COMPENSATION

The following table sets forth information with respect to compensation paid by the Company to its Chief Executive Officer during the three most recent fiscal years. The Company did not have any other highly compensated executive officers with annual salary and bonus in excess of $100,000 per year.

		Annual Compensation			Long-Term Compensation
					Awards		Payouts
Name And Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Awards ($)	Securities Underlying Options/ SARs (#)	LTIP Payouts ($)	All Other Compensation ($)
Timothy Halter,	2005				—	—	—	—
Director, CEO and	2004	—	—	—	—	—	—	—
CFO (2)	2003	—	—	—	—	—	—	—

Qingjie Zhao	2005	15,000(3)	—	—	—	—	—	—
Chairman, CEO	2004	15,000(3)	—	—	—	—	—	—
and President (1)	2003	15,000(3)	—	—	—	—	—	—

(1)
On June 22, 2006, the Company acquired Wonder Auto in a reverse acquisition transaction that was structured as a share exchange and in connection with that transaction, Mr. Zhao became the Chief Executive Officer, President and Secretary of the Company. Prior to the effective date of the reverse acquisition, Mr. Zhao served at Wonder Auto as the Chairman. The annual, long term and other compensation shown in this table include the amount Mr. Zhao received from Wonder Auto prior to the consummation of the reverse acquisition.

(2)
Timothy P. Halter tendered his resignation to the Company upon the closing of the reverse acquisition of Wonder Auto on June 22, 2006. Mr. Halter resigned from all offices he held with the Company on June 22, 2006 and his resignation from his position as our director will become effective upon the 10th day following the mailing of this information statement.

(3)
Mr. Zhao received an annual salary of RMB 120,000 (approximately $15,000) from Jinzhou Wonder Industry (Group) Co., Ltd. which owned 61% of equity interests in Halla before it transferred all of its equity interests in Halla to Wonder Auto in April 2004. Halla paid a dividend of $2.85 million to Jinzhou Wonder Industry (Group) Co., Ltd. in 2003.

No long-term incentive plan awards were made to any executive officer during the fiscal year ended December 31, 2005.

Compensation of Directors

Officers and directors of the Company are reimbursed for any out-of-pocket expenses incurred by them on behalf of the Company. The Company presently has no pension, health, annuity, insurance or profit sharing plans.

Bonuses and Deferred Compensation

The Company does not have any bonus, deferred compensation or retirement plan. The Company does not have a compensation committee; all decisions regarding compensation are determined by the Board of Directors.

Stock Option and Stock Appreciation Rights

The Company does not currently have a Stock Option Plan or Stock Appreciation Rights Plan. No stock options or stock appreciation rights were awarded during the fiscal year ended December 31, 2005.

Employment Contracts, Termination of Employment and Change of Control Arrangements

Wonder Auto has employment agreements with the following executive officers.

Qingjie Zhao, the Company’s CEO, President and Secretary’s employment agreement became effective as of June 21, 2006. Mr. Zhao is an employee-at-will and is receiving an annual salary of $90,000 under the agreement.

Yuncong Ma, the Company’s COO’s employment agreement became effective as of June 21, 2006. Mr. Ma is an employee-at-will and is receiving an annual salary of $60,000 under the agreement.

Meirong Yuan, the Company’s CFO’s employment agreement became effective as of June 21, 2006. Mr. Yuan is an employee-at-will and is receiving an annual salary of $60,000 under the agreement.

The Company’s subsidiary Halla has employment agreements with the following executive officers.

Yuguo Zhao, the Company’s Vice President of Sales and Marketing’s employment agreement became effective as of December 1, 2003. The agreement is for a term of three years. Mr. Zhao is receiving an annual salary of approximately $15,000 under the agreement.

Yongdong Liu, the Company’s Vice President of Production’s employment agreement became effective as of December 1, 2003. The agreement is for a term of three years. Mr. Liu is receiving an annual salary of approximately $15,000 under the agreement.

Seuk Jun Kim, the Company’s Vice President of Research and Development’s employment agreement became effective as of December 1, 2003. The agreement is for a term of three years. Mr. Kim is receiving an annual salary of approximately $28,500 under the agreement.

The Company’s executive officers are not entitled to severance payments upon the termination of their employment agreements. They are subject to the customary non-competition and confidentiality covenants.

Our executive officers are not entitled to severance payments upon the termination of their employment agreements. They are subject to the customary non-competition and confidentiality covenants.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act, as amended, requires the Company’s directors and executive officers, and persons who own more than 10% of the Company’s equity securities which are registered pursuant to Section 12 of the Exchange Act, to file with the SEC initial reports of ownership and reports of changes in ownership of equity securities of the Company. Officers, directors and greater than 10% securityholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) reports they file.

Based solely upon a review of the Forms 3, 4 and 5 (and amendments thereto) furnished to the Company for the fiscal year ended December 31, 2005, the Company has determined that the Company’s directors, officers and greater-than-10% beneficial owners complied with all applicable Section 16 filing requirements.